Exhibit 13.ff

HEARTLAND GROUP, INC.

AMENDED AND RESTATED OPERATING EXPENSE LIMITATION AGREEMENT

with

HEARTLAND ADVISORS, INC.

THIS AMENDED AND RESTATED OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”) is entered into effective ____, 2020 (the “Effective Date”), by and between Heartland Group, Inc. (the “Fund Company”), a Maryland corporation, on behalf of the series of the Fund Company listed in Schedule A hereto, as may be amended from time to time (the “Fund”), and the investment advisor to the Fund, Heartland Advisors, Inc. (the “Advisor”), a Wisconsin corporation.

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Fund Company and the Advisor dated as of January 12, 1987, as modified on May 16, 2008, May 16, 2013, and August 15, 2014 (the “Investment Advisory Agreement”);

WHEREAS, the Fund, and each of its classes, if any, are responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor;

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Fund Company (on behalf of the Fund) desires to allow the Advisor to implement those limits; and

WHEREAS, the current Operating Expense Limitation Agreement between the Advisor and the Fund Company (on behalf of the Fund) ends on May 1, 2020.

NOW, THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.                LIMIT ON OPERATING EXPENSES. The Advisor hereby agrees to limit the Fund’s current Operating Expenses to an annual rate on a per class basis, expressed as a percentage of the Fund’s average annual net assets, listed in Schedule A (the “Annual Limit”). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed the Annual Limit, the Advisor will pay to each class of the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess payment is due.

2.                DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to each class of the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, if any, including the Advisor’s management fee detailed in the Investment Advisory Agreement and any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement or in the Fund Company’s Rule 12b-1 Plan and Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividends or interest expense on short positions, acquired fund fees and expenses or extraordinary expenses such as litigation.

3.                TERM. This Agreement shall remain effective with respect to the Fund as of the Effective Date and shall continue for an additional period ending on May 1, 2022, unless sooner terminated by either of the parties hereto in accordance with Paragraph 4 of this Agreement.

4.                ADMENDMENT; TERMINATION. This Agreement may not be amended except by a written agreement executed by both parties. This Agreement may not be terminated by the Advisor without the consent of the Board of Directors of the Fund Company. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

5.                ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

6.                SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

7.                GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Wisconsin without giving effect to the conflicts of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers.

HEARTLAND GROUP, INC.	HEARTLAND ADVISORS, INC.
on behalf of its series listed on Schedule A

By:	By:

Name:	William R. Nasgovitz	Name:	Nicole J. Best.
Title:	Chief Executive Officer	Title:	SVP, CFO & CAO
Date:		Date:

2

Exhibit 13.ff

SCHEDULE A

Series and Class of Heartland Group, Inc.	Operating Expense Limitation as a Percentage of Average Daily Net Assets
Heartland Mid Cap Value Fund – Investor Class	1.10%
Heartland Mid Cap Value Fund – Institutional Class	0.85%